13010343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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KG 2/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 31 2013
REGISTRATIONS BRANCH
11

SEC FILE NUMBER
8- 34910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Sturges Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5784 Royal Lytham
(No. and Street)

Dublin (City) Ohio (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Sturges 614-761-1221
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

dP 2/4

2/4/13

OATH OR AFFIRMATION

I, Michael R. Sturges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sturges Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Executive and Financial Officer
Title

Notary Public
NOTARY PUBLIC-STATE OF FLORIDA
Joanne A. Laibinis
Commission #DD850348
Expires: FEB. 13, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Sturges Company

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Sturges Company (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Sturges Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
January 28, 2013

Sanville & Company

THE STURGES COMPANY
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	172,516
Prepaid expenses		3,952
Total assets	$	176,468

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	8,190
Subordinated borrowings		200,000
Total liabilities		208,190
Stockholder's Equity:		
Common state par value $5 per share, authorized 750 shares issued and outstanding - 100 shares		500
Retained earnings		(32,222)
Total stockholder's equity		(31,722)
Total liabilities and stockholder's equity	$	176,468

The accompanying notes are an integral part of these financial statements.

1. Organization

The Sturges Company ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Ohio. The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans or US Government Securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Fee income is recognized when the underwriting is completed and the income is reasonably determinable.

Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level for Federal or state income tax purposes, however, net undistributed taxable income is taxed at the local level.

The Company recognizes and discloses uncertain tax positions in accordance with generally accepted accounting principles. As of, and during the year ended December 31, 2012, the Company did not have a liability for unrecognized tax benefits.

Cash and cash equivalents – The Company includes as cash and cash equivalents financial instruments with a maturity of less than 90 days.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through January 28, 2013, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through RBC Correspondent Services pursuant to a secondary clearing agreement with L.M. Kohn & Company.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital and capital requirements of $164,326 which was $64,326 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1.

5. Subordinated Borrowings

There are two borrowings under a subordination agreement at December 31, 2012 payable to the shareholder of the Company with a combined principal balance of $200,000. The subordinated borrowings bear interest at 4.75% per annum and they mature in December 2016. The borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowings have been approved by FINRA.

THE STURGES COMPANY
Statement of Financial Condition
December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

THE STURGES COMPANY
Statement of Financial Condition
December 31, 2012

The Sturges Company
TABLE OF CONTENTS
December 31, 2012